January 7, 2009
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vion Pharmaceuticals, Inc. Request for Withdrawal of Post-Effective Amendment No. 1 to Form S-3 on Form S-1 Registration Statement, File No. 333-141849
Ladies and Gentlemen:
     On December 12, 2008, Vion Pharmaceuticals, Inc., a Delaware corporation (the “Company”), filed a Post-Effective Amendment No. 1 to Form S-3 on Form S-1 Registration Statement (File No. 333-141849) (together with the exhibits thereto, the “Post-Effective Amendment”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”).
     Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Post-Effective Amendment, effective as of the date hereof. The Company desires to withdraw the Post-Effective Amendment, only, and not the original registration statement which the Post-Effective Amendment was intended to amend. The withdrawal is being requested in accordance with a comment letter of the Staff, dated December 19, 2008, advising the Company to withdraw the Post-Effective Amendment and file a post-effective amendment, and an additional registration statement, together covering the securities to which the Post-Effective Amendment pertained. The Company confirms that no securities have been issued or sold under the Post-Effective Amendment.
     Please feel free to contact Merrill M. Kraines at Fulbright & Jaworski L.L.P. at (212) 318-3261, if you have any questions. Thank you for your assistance with this matter.

Sincerely, VION PHARMACEUTICALS, INC.
By:	/s/ Howard B. Johnson
	Name:	Howard B. Johnson
	Title:	President and Chief Financial Officer